Exhibit 99.7

ZenaTech Added to Russell 3000® Index, Marking Major Milestone in Company's Growth and Market Recognition

Vancouver, British Columbia, (June 9, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today announces the company been added as a member of the broad-market Russell 3000® Index effective at market open on June 29, 2026, as part of the first 2026 Russell indexes reconstitution. The inclusion reflects ZenaTech’s continued growth and market capitalization and is expected to broaden the Company’s credibility and exposure to investors, including institutional investors, ETFs, and index funds that track Russell small-cap companies.

"Being added to the Russell 3000® Index is a significant achievement for ZenaTech and a reflection of the momentum we have built across our business," said Shaun Passley, Ph.D., ZenaTech CEO. "This milestone underscores our successful execution in expanding our AI drone and Drone as a Service platforms, while increasing shareholder value and market recognition. We expect Inclusion in one of the most widely followed U.S. equity indexes will increase our visibility among institutional investors and broaden awareness of our long-term growth story. We believe this recognition validates the strength of our strategy and positions us well as we continue to pursue opportunities in the rapidly growing markets for autonomous systems, defense technology, and artificial intelligence."

The June reconstitution of the Russell US indexes captures up to the 4,000 largest US stocks ranking them by total market capitalization. ZenaTech has been added to the Russell 3000® Index while retaining membership in the Russell Microcap® Index. FTSE Russell determines membership for its Russell indexes primarily by objective, market capitalization, rankings and style attributes.

Russell indexes are widely used by investment managers and institutional investors for index funds and as benchmarks for active investment strategies. According to data as of the end of June 2025, about $12.2 trillion in assets are benchmarked against the Russell US indexes.

FTSE Russell is a global index leader that provides innovative benchmarking, analytics and data solutions for investors worldwide. FTSE Russell calculates thousands of indexes that measure and benchmark markets and asset classes in more than 70 countries, covering 98% of the investable market globally. Leading asset owners, asset managers, ETF providers and investment banks choose FTSE Russell indexes to benchmark their investment performance and create ETFs, structured products and index-based derivatives.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of multiple software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.